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FEB 25 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46412

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_01/01/2008_ AND ENDING_12/31/2008_

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Asia Pacific Financial Management Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
145 Aspinall Avenue Ste. 101

OFFICIAL USE ONLY
FIRM I.D. NO.

                                 (No. and Street)

Hagatna   Guam   96910-5156

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel L. Webb   (671) 472-6400

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

                   Halloran, John A. P.C.

                 (Name – *if individual, state last, first, middle name*)

P.O. Box 22635 G.M.F.   Barrigada   Guam   96921

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____Michael L. Pexa_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Asia Pacific Financial Management Group, Inc._____ , as
of _____December 31_____ , 20 __08__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

THERESE BENAVENTE PENAFLOR
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: Mar. 05, 2011
1   spinall Ave. Hagatna, Guam 96910

_____Signature_____

_____CEO/Chairman_____

_____Title_____

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report of Independent Public Accountant on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

John A. Halloran, P.C.
Certified Public Accountant

P.O. Box 22635   Telefax: (671) 637-0004
GMF, Guam 96921   email: halloran@netpci.com

Report of Independent Certified Public Accountant

To the Stockholders and Board of Directors
  of Asia Pacific Financial Management Group, Inc.:

I have audited the accompanying statements of financial condition of Asia Pacific Financial Management Group, Inc. (a Guam Corporation) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Pacific Financial Management Group, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 13, 2009   John A. Halloran, P.C.

2

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Statements of Financial Condition

December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash	$ 12,347	24,324
Deposit with clearing organizations	63,130	66,886
Funds held in trading securities accounts	543	30,141
Receivable from brokers	82,029	126,649
Guam income tax receivable (Note 4)	7,147	-
Prepaid insurance	4,923	4,782
Furnitures, equipment and leasehold improvements, net of accumulated depreciation (Note 3)	11,300	14,056
	$ 181,419	266,838
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	6,353	9,794
Commissions payable:		
Stockholders	41,491	55,705
Other brokers	4,462	9,025
Guam income tax payable (Note 4)	-	3,331
Deferred income tax (Note 4)	799	1,378
Total liabilities	53,105	79,233
Stockholders' equity:		
Common stock, $1 par value; 800,000 shares authorized; 146,000 shares subscribed and outstanding	146,000	146,000
Stock subscriptions receivable	(120,000)	(120,000)
Additional paid-in capital	2,000	2,000
Retained earnings	100,314	159,605
Total stockholders' equity	128,314	187,605
Lease commitment (Note 5)		
	$ 181,419	266,838

The accompanying notes are an integral part of this statement.

3

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Statements of Income

Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions and fees	$ 618,501	757,736
Other income	31,033	35,000
Interest income	3,380	18,772
Total revenues	652,914	811,508
Expenses:		
Commissions	394,012	462,372
Employee salaries & wages, net of reimbursements	133,472	130,618
Other operating expenses	93,571	91,303
Rent and utilities (Note 5)	61,001	59,405
Clearing fees	22,072	30,315
Taxes and licenses	11,528	11,000
Depreciation	4,275	4,880
Total expenses	719,931	789,893
Income (loss) before Guam income tax and and extraordinary item	(67,017)	21,615
Guam income tax (Note 4)	-	(3,331)
Net income (loss) before extraordinary item	(67,017)	18,284
Extraordinary item - utilization of net operating loss carryback (Note 4)	7,726	-
Net income (loss)	$ (59,291)	18,284

The accompanying notes are an integral part of this statement.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2008 and 2007

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2006	26,000	$ 26,000	$ 2,000	$141,321	$169,321
Net income for the year ended December 31, 2007	-	-	-	18,284	18,284
Balance at December 31, 2007	26,000	26,000	2,000	159,605	187,605
Net loss for the year ended December 31, 2008	-	-	-	(59,291)	(59,291)
Balance at December 31, 2008	26,000	$ 26,000	$ 2,000	$100,314	$128,314

The accompanying notes are an integral part of this statement.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Statements of Cash Flows

Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$(59,291)	18,284
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	4,275	4,880
Deferred income tax	(579)	-
Change in assets and liabilities:		
Deposit with clearing organization	3,756	(55,988)
Receivables	37,473	3,232
Prepaid insurance	(141)	(3,558)
Accounts payable and accrued expenses	(3,441)	1,319
Commissions payable	(18,777)	1,987
Guam income tax payable	(3,331)	(485)
NET CASH USED BY OPERATING ACTIVITIES	(40,056)	(30,329)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furnitures, equipment and leasehold improvements	(1,519)	(1,954)
Decrease in funds held in trading securities accounts	29,598	24,707
NET CASH PROVIDED BY INVESTING ACTIVITIES	28,079	22,753
NET DECREASE IN CASH	(11,977)	(7,576)
CASH AT BEGINNING OF PERIOD	24,324	31,900
CASH AT END OF PERIOD	$ 12,347	24,324
SUPPLEMENTARY INFORMATION:		
Interest paid	-	53

The accompanying notes are an integral part of this statement.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Notes to Financial Statements

December 31, 2008 and 2007

(1)   Nature of Business

Asia Pacific Financial Management Group, Inc. (APFMG) (previously named Asia Pacific Investors Services) was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. APFMG renders investment management and broker-dealer services in mutual funds, corporate stocks and fixed income securities on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. APFMG is exempt from the reserve requirement under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

(2)   Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of reporting cash flows, cash includes cash on hand and cash due from banks and brokerage accounts.

Furnitures, Equipment and Leasehold Improvements

Furnitures, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation is provided on furnitures and equipment by the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

(3)   Furnitures, Equipment and Leasehold Improvements

Furnitures, equipment and leasehold improvements at December 31, 2008 and 2007 consist of the following:

	2008	2007
Furnitures	$ 9,173	9,173
Equipment	77,172	75,653
Leasehold improvements	11,124	11,124
	97,469	95,950
Less: accumulated depreciation	86,169	81,894
	$ 11,300	14,056

(4)   Guam Income Tax

For the year ended December 31, 2008, the Company has elected to carryback its current year net operating loss to tax years 2006 and 2007 as provided by statutory law. For tax purposes, APFMG's net operating loss of $63,158 is to be offset against taxable income totaling $47,647 resulting in a tax refund of $7,147. A net operating loss carryforward of $15,511 is available to offset future taxable income through the year 2028.

As of December 31, 2007, Guam income tax consisted of current and deferred tax payable of $3,331 and $1,378, respectively. The Guam income tax provision of $3,331 for the year ended December 31, 2007 was computed based on the statutory rate of 15%.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Notes to Financial Statements, Continued

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The difference relates to depreciable assets (using accelerated depreciation methods for income tax purposes).

APFMG's provision for Guam income tax does not differ from applying the statutory income tax rate to income before income taxes.

During the years ended December 31, 2008 and 2007, APFMG paid $3,331 and $3,816, respectively, in Guam income tax.

(5)   Lease Commitment

APFMG leases its administrative office under a noncancelable operating lease which expired on June 30, 2008 at a monthly rate of $3,000. Effective January 1, 2009, a new lease agreement was executed with a term expiring on December 31, 2011 and monthly rent of $2,500. The building and related improvements from which APFMG conducts its operations is owned by U.D.P. Corporation, a Guam corporation. Two-thirds of U.D.P. common stock is owned by APFMG's majority stockholder.

Rent expense for the years ended December 31, 2008 and 2007 was $36,000. Rental payments through the end of the lease term at December 31, 2011 are $90,000.

(6)   Net Capital Requirement

APFMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, APFMG had net capital of $5,519, which was $519 in excess of its required net capital of $5,000. The Company's net capital ratio was 9.62 to 1.

SUPPLEMENTARY INFORMATION

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

NET CAPITAL:

Total stockholders' equity qualified for net capital	$ 128,314
Deductions:	
Non-allowable assets:	
Clearing accounts	(60,231)
Broker and other receivables	(42,327)
Prepaid insurance	(4,923)
Furnitures, equipment and leasehold improvements	(11,300)
Haircuts on securities from Part IIA	(4,014)
Net Capital	$ 5,519

AGGREGATE INDEBTEDNESS:

Total liabilities included in statement of financial condition	$ 53,105

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Net capital required	$ 5,000
Excess net capital at 1500%	$ 519
Excess net capital at 1000%	$ 208
Ratio: Aggregate indebtedness to net capital	$ 9.62:1

RECONCILIATION WITH COMPANY'S COMPUTATION (included
in Part IIA of Form X-17A-5 as of December 31, 2008):
Net capital, as reported in Company's Part IIA FOCUS report and
net capital as shown above $ 5,519

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Schedule II
Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company is exempt from Rule 153-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

John A. Halloran, P.C.
Certified Public Accountant

P.O. Box 22635   Telefax: (671) 637-0004
GMF, Guam 96921   email: halloran@netpci.com

Report of Independent Certified Public Accountant on Internal Control
Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission

To the Stockholders and Board of Directors
  of Asia Pacific Financial Management Group, Inc.:

In planning and performing my audit of the financial statements of Asia Pacific Financial Management Group, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and, (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

12

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

John A. Halloran, P.C.
Certified Public Accountant

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 13, 2009

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Report Pursuant to Rule 17a-5(d) of the
United States Securities and Exchange
Commission and Report of Independent
Certified Public Accountant

December 31, 2008 and 2007